UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
Commission File Number: 000-50252
NOTIFICATION OF LATE FILING
(Check One):  ☐ Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☒ Form 10-Q     ☐ Form 10-D     ☐ Form N-SAR     ☐ Form N-CSR
For Period Ended: March 31, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ____________________________________

Read attached instruction sheet before preparing form. Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________
__________________________________________________________________________________________________________________
PART I — REGISTRANT INFORMATION

Full name of registrant	Southern Community Bancshares, Inc.

Former name if applicable:

Address of principal executive office (Street and number)
525 North Jeff Davis Drive

City, state and zip code	Fayetteville, GA 30214

PART II — RULE 12b-25 (b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)
     Southern Community Bancshares, Inc. (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 (the “Form 10-Q”) by the prescribed due date because the review process with respect to the Company’s financial statements had not been finalized. This process was delayed due to the delay in completing and filing the Company’s Form 10-K for the year ended December 31, 2007. The Company expects to complete this review and file the Form 10-Q within five calendar days of the prescribed due date.
PART IV — OTHER INFORMATION
     (1) Name and telephone number of person to contact in regard to this notification:

Leslye Grindle	(770)	716-6999

(Name)	(Area Code)	(Telephone Number)
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes       ☐ No
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes       ☐ No
     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     The Company, like many financial institutions in its market area, has experienced deterioration in the quality of its loan portfolio since the end of the third quarter of 2007. This deterioration is primarily as a result of weakening real estate markets in the areas where the Company conducts its business and has led to an increase in the level of the Company’s non-performing assets and the corresponding allowance for loan losses. The Company’s business has also been negatively affected by the declining interest rate environment, as rates earned on loans have re-priced faster than rates paid on deposits. For these reasons the Company incurred a net loss for the fourth quarter of 2007 and expects to report further net losses for the quarter ended March 31, 2008. The Company does not feel that it is appropriate, however, to provide an estimate of these losses until the review process is finalized.
Southern Community Bancshares, Inc.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	May 16, 2008	SOUTHERN COMMUNITY BANCSHARES, INC.

		By:	/s/ Leslye Grindle

Leslye Grindle, CFO
     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

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